                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                         Hearst-Argyle Television, Inc.
                                (Name of Issuer)

                 Series A Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    422317107
                                 (CUSIP Number)

                             Richard A. Palmer, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 18, 1999
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

-------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 422317107                                           PAGE 2 OF 13 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael E. Pulitzer
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United Stated
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    5,559,473
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    61,927
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,507,251
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    16,355,410
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,621,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 422317107                                           PAGE 3 OF 13 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Emily Rauh Pulitzer
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United Stated
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    608,736
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    9,737,023
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,574,642
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    16,310,792
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,345,759
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 422317107                                           PAGE 4 OF 13 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David E. Moore
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United Stated
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    6,062,167
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,574,715
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    16,293,483
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,062,167
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 422317107                                           PAGE 5 OF 13 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Marital Trust B U/I Joseph Pulitzer, Jr.
    dated 6/12/74, as amended 10/20/92
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United Stated
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    9,719,714
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,427,668
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    16,293,483
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,719,714
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 422317107                                           PAGE 6 OF 13 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Pulitzer Family Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United Stated
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    541,345
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    79,583
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    16,293,483
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     541,345
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 422317107                                           PAGE 7 OF 13 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Trust dated 3/22/82 FBO Michael E. Pulitzer
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United Stated
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    5,559,473
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,507,251
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    16,293,483
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,559,473
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 422317107                                           PAGE 8 OF 13 PAGES
         ---------------------



ITEM 1.       SECURITY AND ISSUER.

              The title of the class of equity securities to which this Schedule relates is Series A Common Stock, $.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 888 Seventh Avenue, New York, New York 10106.

ITEM 2.       IDENTITY AND BACKGROUND.

              This Schedule is being filed by parties to an agreement which relates to the disposition of shares of Series A Common Stock owned by such parties (each a "Reporting Person"). The Reporting Persons may be deemed to be a "group" within the meaning of
              Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except as expressly otherwise set forth in this Schedule, each Reporting Person disclaims beneficial ownership of the shares of Series A Common Stock beneficially owned by any other Reporting Person or any other person.

              The name, residence or business address, present principal occupation or employment, the name, principal place of business and address of any corporation or other organization in which such employment is carried on, and citizenship of each Reporting Person is as follows:


              Name and Residence                     Present Principal
              or Business Address                    Occupation or Employment
              -------------------                    ------------------------

              Michael E. Pulitzer                    Chairman of the Board
              c/o Pulitzer Inc.                      of Pulitzer Inc.
              900 North Tucker Boulevard
              St. Louis, Missouri 63101

              Emily Rauh Pulitzer                    Art Historian
              4903 Pershing
              St. Louis, MO  63108

              David E. Moore                         Retired Journalist
              8 Bird Lane
              Rye, New York  10580

              Marital Trust B U/I
              Joseph Pulitzer, Jr.
              dated 6/12/74, as amended 10/20/92
              c/o Pulitzer Inc.
              900 North Tucker Boulevard
              St. Louis, MO 63101

              Pulitzer Family Trust
              c/o Pulitzer Inc.
              900 North Tucker Boulevard
              St. Louis, MO 63101

              Trust dated 3/22/82 FBO
              Michael E. Pulitzer
              c/o Pulitzer Inc.
              900 North Tucker Boulevard
              St. Louis, MO 63101


              During the last five years, none of the persons listed above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              Each Reporting Person who is a natural person is a Citizen of the United States of America.

              Information with respect to each Reporting Person is given solely by such member, and no Reporting Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person.

CUSIP NO. 422317107                                           PAGE 9 OF 13 PAGES
         ---------------------


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Pursuant to transactions described more fully in Item 4, each Reporting Person received 1.63914877 shares of the Company's Series A Common Stock for each share of Common Stock and each share of Class B Common Stock of Pulitzer Publishing Company ("Pulitzer") owned.

ITEM 4.       PURPOSE OF TRANSACTION.

              On March 18, 1999, Pulitzer completed the spin-off of its newspaper publishing and related new media business assets to its wholly owned subsidiary, Pulitzer Inc., and immediately thereafter was merged with and into the Company (the "Merger"). Pursuant to the spin-off, stockholders of Pulitzer received one share of Pulitzer Inc. Common Stock for each share of Pulitzer Common Stock held and one share of Pulitzer Inc. Class B Common Stock for each share of Pulitzer Class B Common Stock held. Furthermore, in connection with the Merger, the Company issued 37,096,774 shares of its Series A Common Stock to the stockholders of Pulitzer (including the Reporting Persons). In connection with Pulitzer's request for private letter ruling from the IRS regarding the spin-off, Marital Trust B U/I Joseph Pulitzer, Jr. dated 6/12/74, as amended 10/22/92 ("Marital Trust B"), Pulitzer Family Trust, Trust dated 3/22/82 FBO Michael E. Pulitzer (the "MEP Trust") and David E. Moore (each a "Signatory" and collectively the "Signatories") entered into a letter agreement, dated October 23, 1998 (the "Agreement"), under which, among other things, the Signatories agreed to certain limitations on his, her or its ability to dispose of shares of the Company (Ms. Pulitzer is a trustee of Marital Trust B and the Pulitzer Family Trust and Mr. Pulitzer is a trustee of the MEP Trust). The Agreement provides that, for one year following the Merger, each Signatory may only dispose of the Company's Series A Common Stock in certain limited circumstances. Any sales of the Company's Series A Common Stock must be made simultaneously and proportionately with sales of Pulitzers Inc.'s Common Stock. Furthermore, each Signatory may not dispose of more than 3.15% of the Company's outstanding Series A Common Stock, unless otherwise agreed in writing by the other Signatories and the Signatories, collectively, may not dispose of more than 9.5% of the Company's outstanding Series A Common Stock. A copy of the Agreement is attached hereto as Exhibit 1.

              In connection with the Merger, the Reporting Persons entered into an agreement with the Company under which the Reporting Persons have the right, subject to the provisions thereof, to designate two persons to serve as members of the Company's Board of Directors (the "Board Representation Agreement"). In addition, in connection with the Merger, the Reporting Persons entered into an agreement with the Company whereby, subject to the provisions thereof, the Reporting Persons may request that the Company register with the Securities and Exchange Commission shares of the Company issued to the Reporting Persons in connection with the Merger (the "Registration Rights Agreement"). Copies of the Board Representation Agreement and the Registration Rights Agreement are attached hereto as Exhibits 2 and 3, respectively.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              (a) Michael E. Pulitzer beneficially owns, 5,621,400 shares of Series A Common Stock, constituting approximately 11.8% of the outstanding shares of Series A Common Stock.

                   Emily Rauh Pulitzer beneficially owns 10,345,759 shares of
              Series A Common Stock, constituting approximately 21.6% of the outstanding shares of Series A Common Stock.

                   David E. Moore beneficially owns 6,062,167 shares of Series A
              Common Stock, constituting approximately 12.7% of the outstanding shares of Series A Common Stock.

                   Marital Trust B beneficially owns 9,719,714 shares of Series
              A Common Stock, constituting approximately 20.3% of the outstanding shares of Series A Common Stock.

                   Pulitzer Family Trust beneficially owns 541,345 shares of
              Series A Common Stock, constituting approximately 1.1% of the outstanding shares of Series A Common Stock.

                   The MEP Trust beneficially owns 5,559,473 shares of Series A
              Common Stock, constituting approximately 11.6% of the outstanding shares of Series A Common Stock.

                   The Reporting Persons together beneficially own 22,026,548 shares of Series A Common Stock, constituting approximately 46.0% of the outstanding shares of Series A Common Stock. Pursuant to Rule 13d-4 of the Exchange Act, each of the Reporting Persons disclaims beneficial ownership of any and all shares of Series A Common Stock beneficially owned by any of the other Reporting Persons. However, the

CUSIP NO. 422317107                                          PAGE 10 OF 13 PAGES
         ---------------------


              Reporting Persons may nevertheless be deemed to constitute a group by reason of their being party to the agreements set forth in Item 4.

                   All percentage calculations are based upon 47,849,231 shares of Series A Common Stock issued and outstanding as of March 18, 1999, as calculated based upon representations of the Company.

              (b) Michael E. Pulitzer has the sole power to vote or direct the vote of 5,559,473 shares of Series A Common Stock held by the MEP Trust, of which he is the sole trustee, and shares the power to vote or direct the vote of, 61,927 shares of Series A Common Stock held by The Ceil and Michael E. Pulitzer Foundation, Inc. (the "Foundation") with Ceil Pulitzer and James V. Maloney as trustees of the Foundation. Mr. Pulitzer has the sole power to dispose of or direct the disposition of 1,507,251 shares of Series A Common Stock held by the MEP Trust. By virtue of the Agreement, Mr. Pulitzer shares with the other Reporting Persons the power to dispose of or direct the disposition of (i) 4,052,222 shares held by the MEP Trust, (ii) 8,292,046 shares of Series A Common Stock held by Marital Trust B, (iii) 461,762 shares of Series A Common Stock held by the Pulitzer Family Trust and (iv) 3,487,452 shares of Series A Common Stock held by David E. Moore directly.

                   Emily Rauh Pulitzer has the sole power to vote or direct the vote of, 67,391 shares of Series A Common Stock which she holds directly and 541,345 shares of Series A Common Stock held by the Pulitzer Family Trust, of which she is the sole trustee. Ms. Pulitzer shares the power to vote 9,719,714 shares of Series A Common Stock held by Marital Trust B and 17,309 shares of Series A Common Stock held by Marital Trust A U/I Joseph Pulitzer Jr. dated 06/12/74, as amended 10/20/92 ("Marital Trust A"), with James V. Maloney and William Bush, successor trustees of Marital Trust A and Marital Trust B. Ms. Pulitzer has the sole power to dispose of, or to direct the disposition of, (i) 1,427,668 Shares of Series A Common Stock held by Marital Trust B, (ii) 79,583 shares of Series A Common Stock held by the Pulitzer Family Trust and
              (iii) 67,391 shares of Series A Common Stock which she holds directly. By virtue of the Agreement, Ms. Pulitzer shares with the other Reporting Persons the power to dispose of or direct the disposition of (i) 8,292,046 shares held by Marital Trust B, (ii) 4,052,222 shares held by the MEP Trust, (iii) 461,762 shares held by the Pulitzer Family Trust and (iv) 3,487,452 shares of Series Common Stock held by David E. Moore directly.

                   David E. Moore has the sole power to vote or direct the vote of, and to dispose of or direct the disposition of, (i) 1,067,464 shares of Series A Common Stock held by the David E. Moore 1998 Grantor Retained Annuity Trust dated February 05, 1998 (the "DEM Trust"), of which he is the sole trustee and (ii) 1,507,251 shares of Series A Common Stock which he holds directly. Mr. Moore also has the sole power to vote or direct the vote of 4,994,703 shares of Series A Common Stock which he holds directly. By virtue of the Agreement, Mr. Moore shares with the other Reporting Persons the power to dispose of or direct the disposition of, (i) 8,292,046 shares held by Marital Trust B, (ii) 461,762 shares held by the Pulitzer Family Trust, (iii) 4,052,222 shares held by the MEP Trust and (iv) 3,487,452 shares which he holds directly.

              (c) Apart from the receipt of shares of the Company's Series A Common Stock pursuant to transactions described in Item 4, no Reporting Person has engaged in any transaction of shares of any class of Common Stock of the Company during the past 60 days.

              (d) With respect to the shares held by the MEP Trust and the Foundation no person other than the MEP Trust, the Foundation and the respective trustees and beneficiaries thereof have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Series A Common Stock beneficially owned by such trusts (Mr. Pulitzer is also a beneficial owner of the shares held by such trusts).

CUSIP NO. 422317107                                          PAGE 11 OF 13 PAGES
         ---------------------



                   With respect to shares held directly by Emily Rauh Pulitzer, no person other than Ms. Pulitzer has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Series A Common Stock. With respect to the shares held by Marital Trust A, Marital Trust B and the Pulitzer Family Trust, only such respective trusts and the trustees and beneficiaries thereof have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Series A Common Stock beneficially owned by such trusts (Ms. Pulitzer is also a beneficial owner of the shares held by such trusts).

                   With respect to shares held directly by David E. Moore, no person other than Mr. Moore has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Series A Common Stock beneficially owned by Mr. Moore. With respect to the shares held by the DEM Trust, no person other than the DEM Trust and the trustees and beneficiaries thereof have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Series A Common Stock beneficially owned by such trust (Mr. Moore is also a beneficial owner of the shares held by such trust).

              (e)  Inapplicable

              The business address, present principal occupation or employment, and citizenship of William Bush and James V. Maloney, who share voting and dispositive power with Ms. Pulitzer with respect to shares held by Marital Trust A and Marital Trust B, and Ceil Pulitzer, who along with Mr. Maloney, shares voting and dispositive power with Mr. Pulitzer with respect to shares held by the Foundation are as follows:


               Name and Residence                     Present Principal
               or Business Address                    Occupation or Employment
               -------------------                    ------------------------
               William Bush                           Attorney
               c/o Fulbright & Jaworski L.L.P.
               666 Fifth Avenue
               New York, New York 10103

               James V. Maloney                       Secretary, Pulitzer Inc.
               c/o Pulitzer Inc.
               900 North Tucker Boulevard
               St. Louis, MO  63101

               Ceil Pulitzer                           Artist
               c/o Pulitzer Inc.
               900 North Tucker Boulevard
               St. Louis, MO  63101

              During the last five years, none of the persons listed above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              Each person listed above is a Citizen of the United States of America.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              In connection with Pulitzer's request for a private letter ruling from the IRS regarding the spin-off, the Signatories entered into the Agreement, under which, among other things, each Signatory agreed to certain limitations on his, her or its ability to dispose of shares of the Company. A copy of the Agreement is attached hereto as Exhibit 1.

              In connection with the Merger, the Reporting Persons entered into the Board Representation Agreement, under which the Reporting Persons have the right, subject to the provisions thereof, to designate two persons to serve as members of the Company's Board of Directors. In addition, in connection with the Merger, the Reporting Persons entered into the Registration Rights Agreement whereby, subject to the provisions thereof, the Reporting Persons may request that the Company register with the Securities and Exchange Commission shares of the Company issued to the Reporting Persons in connection with the Merger.

CUSIP NO. 422317107                                          PAGE 12 OF 13 PAGES
         ---------------------


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 1 Letter Agreement, dated October 23, 1998, by and among Marital Trust B U/I Joseph Pulitzer Jr., dated 6/12/74, as amended 10/20/92, Pulitzer Family Trust, Trust dated 3/22/82 FBO Michael E. Pulitzer and David
                           E. Moore.

              Exhibit 2 Board Representation Agreement, dated May 25, 1998, by and among Hearst-Argyle Television, Inc., Hearst Capital Broadcasting, Inc., Emily Rauh Pulitzer, Michael E. Pulitzer and David E. Moore.

              Exhibit 3 Registration Rights Agreement, dated May 25, 1998, by and among Hearst-Argyle Television, Inc., Emily Rauh Pulitzer, Michael E. Pulitzer and David E. Moore.

CUSIP NO. 422317107                                          PAGE 13 OF 13 PAGES
         ---------------------


                                   SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             /s/ Emily Rauh Pulitzer
                             -----------------------------------------------
                             Emily Rauh Pulitzer




                             /s/ Michael E. Pulitzer
                             -----------------------------------------------
                             Michael E. Pulitzer




                             /s/ Margaret J. Warner
                             -----------------------------------------------
                             Margaret J. Warner, Attorney-in-Fact for
                             David E. Moore


                             MARITAL TRUST B U/I JOSEPH PULITZER,
                             JR. DATED 6/12/74, AS AMENDED 10/20/92

                             By:  /s/ Emily Rauh Pulitzer
                             --------------------------------------
                             Emily Rauh Pulitzer, Successor Trustee

                             By:  /s/ James V. Maloney
                             --------------------------------------
                             James V. Maloney, Successor Trustee

                             By:  /s/ William Bush
                             --------------------------------------
                             William Bush, Successor Trustee

                             PULITZER FAMILY TRUST

                             By:  /s/ Emily Rauh Pulitzer
                             --------------------------------------
                             Emily Rauh Pulitzer, Trustee

                             TRUST DATED 3/22/82 FBO MICHAEL E. PULITZER


                             By:  /s/ Michael E. Pulitzer
                             --------------------------------------
                             Michael E. Pulitzer, Trustee